UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)

Constellation Energy Group, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

210371100
(CUSIP Number)

Jean-Pierre Benqué EDF Inc. (formerly known as EDF Development Inc.) 5404 Wisconsin Avenue, Suite 400 Chevy Chase, MD 20815 (240) 744-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. Électricité de France S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,564,095
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,564,095
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,564,095 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.21%
14.	Type of Reporting Person (see instructions) CO

1.	Names of Reporting Persons E.D.F. International S.A.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,564,095
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,564,095
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,564,095 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.21%
14.	Type of Reporting Person (see instructions) CO

1.	Names of Reporting Persons EDF Inc. (formerly known as EDF Development Inc.)
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,564,095
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,564,095
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,564,095 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.21%
14.	Type of Reporting Person (see instructions) CO

Item 1.  Security and Issuer.

The class of equity securities to which this Amendment No. 10 to Schedule 13D relates is the common stock, without par value (the “Common Stock”), of Constellation Energy Group, Inc., a Maryland corporation (the “Issuer” or “Constellation”). The address of the principal executive offices of the Issuer is 750 E. Pratt Street, Baltimore, Maryland 21202.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby amended as follows:

Item 2.  Identity and Background.

Paragraph (a) of Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Électricité de France S.A. (“EDF”); (ii) E.D.F. International S.A. (“EDFI”); and (iii) EDF Inc. (formerly known as EDF Development Inc.) (“EDFD”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.9 hereto.

Item 4.  Purpose of Transaction.

On November 3, 2010, Constellation and certain of its subsidiaries, EDF, EDFD and EDFI consummated the transactions contemplated by the Master Agreement dated as of October 26, 2010, by and between EDF and Constellation.

Item 7.  Material to be Filed as Exhibits.

Exhibit
Number                      Description
99.9	Joint Filing Agreement, dated as of November 10, 2009, by and among Électricité de France S.A.,
E.D.F. International S.A., EDF Development Inc.

99.26
Purchase and Sale Agreement (the “Purchase and Sale Agreement”) dated as of November 3, 2010, by and among UniStar Nuclear Energy, LLC (“UNE”), Constellation New Nuclear, LLC, EDFD, EDFI, Constellation Energy Nuclear Group, LLC (“CENG”) and Constellation.

99.27	Exhibit A to the Purchase and Sale Agreement: trademarks owned by Constellation associated with UNE.

99.28	Exhibit M to the Purchase and Sale Agreement: Listed Agreements (as such term is defined in the Purchase and Sale Agreement).

99.29	Amendment No. 3 to the Second Amended and Restated CENG Operating Agreement dated as of November 3, 2010, by and among Constellation Nuclear, LLC (“CNL”), CE Nuclear, LLC, CENG and EDFD.

99.30	Put Termination Agreement dated as of November 3, 2010, by and among EDFD, EDFI, CNL and CENG.

99.31	Registration Rights Agreement dated as of November 3, 2010, by and between Constellation and EDFD.

99.32	Termination Agreement dated as of November 3, 2010, by and among EDFD, EDFI and Constellation.

99.33	Amendment No. 1 to the Administrative Services Agreement for Allocated Services dated as of November 3, 2010, by and between Constellation and UNE.

99.34.	Amendment No. 1 to the Administrative Service Agreement for Direct Charged Services dated as of November 3, 2010, by and between Constellation and UNE.

99.35	Amendment No. 1 to the Administrative Services Agreement dated as of November 3, 2010, by and between CENG and UNE.

99.36	Intellectual Property Assignment by Constellation in favor of UNE or EDFD dated as of November 3, 2010.

99.37	Amendment No. 1 to the Secondment and Assignment Agreement, dated as of November 3, 2010, by and between CENG and UNE.

99.38	Assignment and Assumption Agreement dated as of November 3, 2010, by and between CNN and EDFD.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated:  November 3, 2010

ÉLECTRICITÉ DE FRANCE S.A.

/s/ Alain Tchernonog _____________________________
Name: Alain Tchernonog Title: GENERAL SECRETARY

E.D.F. INTERNATIONAL S.A.

/s/ Guillaume de Forceville ________________________________
Name: Guillaume de Forceville Title: DEPUTY GENERAL MANAGER EDF INC. /s/ Jean-Pierre Benqué _______________________________ Name: Jean-Pierre Benqué Title: PRESIDENT